AXS-ONE INC.

301 Route 17 North

Rutherford, NJ 07070

201-935-3400 (Phone)

201-939-6955 (Fax)

September 5, 2007

VIA EDGAR

Mr. Mark P. Shuman

Branch Chief – Legal

United States Securities and Exchange Commission

Washington, DC 20549

Re:	AXS-One Inc. Registration Statement on Form S-3 Filed July 13, 2007 File No. 333-144559

Dear Mr. Shuman:

We are in receipt of your letter dated August 17, 2007, which contained comments regarding our Registration Statement on Form S-3 filed on July 13, 2007. Listed below are specific responses to each of your numbered comments.

Cover

1.

Note (5) to the fee table as well as first paragraph at page 12 of the prospectus refers to adjustments in the number of shares covered by the registration statement that encompass “other capital adjustments.” We note the disparity between this language and the text of Rule 416, which is limited to “similar transactions.” Please revise to conform to the text of Rule 416, or tell us the basis of your use of the phrase “capital adjustments.” Also, explain in your response letter the meaning and scope of the term “capital adjustments” as that term is employed by you.

Response

We have revised both the footnote language in the fee table and the first paragraph of page 14 of the prospectus to conform the applicable language to the text of Rule 416.

Selling Stockholders, page 12

2.

We note your disclosure that none of the selling stockholders nor any of their affiliates, officers or principal equity holders has held a position or office or has had a material relationship with you in the past three years. However, the transactions whereby the convertible promissory notes and warrants relating to shares to be resold were issued are material transactions that should be described in materially complete terms pursuant to Item 507 of Regulation S-K. Please revise to disclose the basic terms of all such issuance transactions, including the dates the transactions took place, the material terms of the transactions, the parties who participated in the transactions and the value of the notes and warrants received by them. Your disclosure should include a materially complete description of the purchase, investor rights, security, and subordination agreements, as well as disclosure on the material terms of the notes and warrants issued in the May 2007 unregistered offering.

Response

We have revised the introductory language in “Selling Stockholders” in accordance with the Staff’s comment and Item 507 of Regulation S-K to more fully describe the terms of the private placement transaction pursuant to which the convertible promissory notes and warrants were issued. The language now includes the basic terms of the transaction, including the date the transaction took place, the material terms of the transaction, the parties who participated in the transaction and the value of the notes and warrants received by them, in addition to a materially complete description of the purchase, investor rights, security, and subordination agreements, as well as disclosure of the material terms of the notes and warrants.

3.

The fifth column of your selling stockholder table assumes that Blueline Capital Partners, LP will continue to own the shares being offered by Blueline Capital Partners II, LP after this offering, and vice versa. However, this assumption appears to overstate the collective ownership of these commonly controlled entities after this offering. It appears that you should assume all shares being offered will be sold.

Response

We have revised the selling stockholder table and related footnotes in accordance with the Staff’s comment to more accurately reflect the common ownership of the BlueLine entities following the offering.

4.

Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.

Response

All shares that are being registered for resale in this Form S-3 are issuable (i) upon the conversion of the Notes (which now includes the potential total amount of interest payable under the Notes through the maturity date) and (ii) upon the exercise of the Warrants. The shares are being registered for resale in accordance with the Investor Rights Agreement executed in connection with the private placement transaction. The Notes and Warrants have fixed conversion and exercise prices, as applicable, and there are no substantive anti-dilution or “reset” provisions in either the Notes or the Warrants, and accordingly, no additional shares may be issued and sold under the applicable agreements governing the private placement transaction. The number of shares issuable upon conversion of the Notes may be lower if the Notes are converted prior to their maturity date, since less interest will have accrued. Disclosure is being added to the “Selling Stockholder” section of the prospectus in accordance with the response to this comment.

5.

Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes).

Response

The following table presents the information requested by the Staff. The market price per share of AXS-One common stock on the closing date of the private placement has been included in the description of the private placement transaction contained in “Selling Stockholders”.

	Shares	Market Price on 5/29/07	Value
Convertible Notes	3,942,722	$0.67	$2,641,623.74
Warrants	2,000,000	$0.67	$1,340,000.00
Total	5,942,722	$0.67	$3,981,623.74
6.

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling stockholder, any affiliate of a selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to AXS-One from the sale of the convertible notes and the total possible payments to all selling stockholders and any of their affiliates in the first year following the sale of convertible notes.

Response

The only payment in connection with the transaction that AXS-One is required to make to the selling stockholders is interest on the Notes. Interest on the outstanding principal balance of the Notes accrues at a rate of six percent (6.00%) per annum, compounded quarterly, to be paid at maturity on May 29, 2009 (unless the obligation to pay has been accelerated by a sale of AXS-One or prepayment of the Notes); provided, that in the case of the conversion of the Notes at the option of the investors into common stock interest is payable in the form of shares of AXS-One common stock. The total outstanding principal of all Series A Notes and Series B Notes is $2,500,000 each, for an aggregate outstanding principal of all Notes of $5,000,000. If there has been no acceleration of the obligation to pay, on May 29, 2009, the total accumulated aggregate interest on the Series A notes and Series B notes will be $316,231 each. Upon conversion of the Series A notes on May 29, 2009, AXS-One will distribute to the investors 316,230 shares of its common stock, and upon conversion of the Series B notes on May 29, 2009, AXS-One will distribute to the investors 126,492 shares of its common stock, for a total distribution of 442,722 shares of common stock, as payment of this interest. If the notes are converted prior to maturity, the accrued interest would be lower and fewer shares would be issued as payment of interest. There were no “finders” or “placement agents” related to this transaction, and there are no other payments that AXS-One is required to make to the selling shareholders, including liquidated damages and any other payments or potential payments. We note that in connection with the transaction, BlueLine Capital is entitled to appoint one member of the Board of Directors of AXS-One and that person is compensated for Board service in the same manner as other non-employee directors.

***

In the Form 8-K, dated June 1, 2007, you state that the transaction costs of the security issuance were $100,000, however, this presentation of the costs of the offering appears to understate the actual costs associated with the transaction which would appear to include the below market discount provided to the warrant holders, consisting of the difference between the warrant exercise price of $.01 per share and the common stock price at the time of the sale of the notes. Please ensure that your filing candidly addresses the costs of the securities issuances and the benefits that will be realized by the selling stockholders.

The discount value of the warrants is $0.66 per share, or $1,320,000 for the 2,000,000 warrants issued. This is in addition to the $100,000 of cash transaction costs. A discussion of the warrant discount has been added to the description of the private placement transaction contained in “Selling Stockholders”.

7.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:
•

the total possible profit the selling stockholders could realize as a result of the conversion discount for the securities underlying the convertible notes, presented in a table with the following information disclosed separately:

•	the market price per share of the securities underlying the convertible notes on the date of the sale of the convertible notes;
•	the conversion price per share of the underlying securities on the date of the sale of the convertible notes, calculated as follows:
•	if the conversion price per share is set at a fixed price, use the price per share established in the convertible notes; and
•

if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible notes and determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the notes);
•

the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;

•

the total possible shares the selling stockholders may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling stockholders may receive; and

•

the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Response

The following table is presented for the Staff’s review in response to this comment.

Total Possible Profit from Conversion of the Notes
	Shares	Market Price on 5/29/07	Conversion Price	Profit Per Share	Total Possible Profit	Principal Conversion Shares	Market Price of Shares	Total Possible Discount To Market
Convertible notes Series A	2,500,000	$0.67	$1.00	$(0.33)	(825,000)	2,500,000	1,675,000	—
Convertible notes Series B	1,000,000	$0.67	$2.50	$(1.83)	(1,830,000)	1,000,000	670,000	—
Total	3,500,000				(2,655,000)	3,500,000	2,345,000	—

Since the conversion prices of the Series A Notes and Series B Notes were each at a premium (not at a discount) to the market price of AXS-One common stock on the closing date of the private placement transaction, we have not added this table to the disclosure contained in the registration statement.

8.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:
•

the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling stockholders or any affiliates of the selling stockholders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;
•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:
•	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and
•

if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);
•

the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•	the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•

the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response

The following table is presented for the Staff’s review in response to this comment.

	Shares	Market Price on 5/29/07	Exercise Price	Profit Per Share	Total Possible Profit	Total Possible Shares	Market Price of Shares	Total Possible Discount To Market
Warrants	2,000,000	$0.67	$0.01	$0.66	1,320,000	2,000,000	1,340,000	1,320,000
Total	2,000,000				1,320,000	2,000,000	1,340,000	1,320,000

A non-tabular discussion of the warrant discount has been added to the description of the private placement transaction contained in “Selling Stockholders”.

9.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:
•	the gross proceeds paid or payable to AXS-One in the convertible note transaction;
•	all payments that have been made or that may be required to be made by AXS-One that are disclosed in response to comment five above;
•	the resulting net proceeds to AXS-One; and
•

the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of AXS-One that are held by the selling stockholders or any affiliates of the selling stockholders that is disclosed in response to comment six and comment seven above.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments (as disclosed in response to comment five above) and the total possible discount to the market price of the shares underlying the convertible notes (as disclosed in response to comment six above) divided by the net proceeds to AXS-One from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the terms of the convertible notes.

Response

The following table is presented for the Staff’s review in response to this comment. Since all of the information provided in the table below is being included in the “Selling Stockholder” section in response to prior comments, and the combined issuance of the Notes and Warrants does not represent a discount, this table is not being included in the registration statement.

Transaction Details
		% of Total
Gross Proceeds of Transaction	5,000,000

Payments to be made by AXS-One Represents legal and accounting costs	100,000	2.00%
Net Proceeds	4,900,000

Total Possible profit of selling stockholders resulting from Notes conversion and warrant exercise:
Note conversion – See Question 7	(2,655,000)
Warrant exercise – See Question 8	1,320,000
Total	(1,335,000)

Total possible discount to market of the conversion shares	0
10.

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between AXS-One (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;
•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;
•

the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•

the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and
•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response

There have been no prior securities transactions between AXS-One (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons).

11.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:
•

the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling stockholders, affiliates of the company, and affiliates of the selling stockholders;

•	the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders in prior registration statements;
•

the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders that continue to be held by the selling stockholders or affiliates of the selling stockholders;

•	the number of shares that have been sold in registered resale transactions by the selling stockholders or affiliates of the selling stockholders; and
•	the number of shares registered for resale on behalf of the selling stockholders or affiliates of the selling stockholders in the current transactions.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response

The following table is presented for the Staff’s review in response to this comment.

Outstanding Shares
Total outstanding shares on 5/29/07	36,132,425
Less shares held by affiliates and selling stockholders:
Shares held by affiliates (per proxy)	(5,583,387)
BlueLine Capital Partners	(1,828,043)
Jurika Family Trust	(2,603,829)
Number of outstanding shares not held by affiliates or selling stockholders on date of private placement	26,117,166
Number of shares registered for BlueLine in prior registration statements	0
Number of shares registered for Jurika Family Trust in prior registration statements	604,595
Number of shares registered for BlueLine or Jurika in this registration statements	5,942,722
12.	Please provide us, with a view toward disclosure in the prospectus, with the following information:
•	whether AXS-One has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and
•

whether – based on information obtained from the selling stockholders – any of the selling stockholders have an existing short position in the company’s common stock and, if any of the selling stockholders have an existing short position in the company’s stock, the following additional information:

•	the date on which each such selling stockholder entered into that short position; and
•

the relationship of the date on which each such selling stockholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

Response

Based on our current business plan, AXS-One has the intention and a reasonable basis to believe that it will have the financial ability to repay the debt when due at the end of the 2-year term.

Based upon information received from the selling stockholders, they do not have an existing short position in AXS-One stock.

Where You Can Find More Information, page 17

13.	Please update this section to incorporate by reference the current report on Form 8-K filed July 23, 2007 and your most recent Form 10-Q.

Response

The applicable language has been updated accordingly in response to the Staff’s comment..

Part II

Undertaking, page II-3

14.	Please provide the undertaking set forth in Item 512(a)(5)(i) or (a)(5)(ii) of Regulation S-K, as applicable.

Response

The applicable undertaking has been added in response to the Staff’s comment.

If you have any further questions regarding the Company’s responses to your comments, do not hesitate to call our counsel, Mike Grundei of Wiggin and Dana LLP, at 203-363-7630, or the undersigned at 201-372-6221.

Sincerely,
/s/ William P. Lyons
William P. Lyons Chairman of the Board and Chief Executive Officer

cc: Michael Grundei (Wiggin and Dana LLP)